As filed with the Securities and Exchange Commission on October 10, 2001

                                                             File No. 070-09607

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                   -----------------------------------------
                        POST-EFFECTIVE AMENDMENT NO. 2
                                  TO FORM U-1
                            APPLICATION/DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ----------------------------------------------------

                                   Conectiv
                        Delmarva Power & Light Company
                        Atlantic City Electric Company
                                800 King Street
                             Wilmington, DE 19899

                 (Name of companies filing this statement and
                  addresses of principal executive offices)

      ------------------------------------------------------------------

                                   Conectiv
                                (address above)

         (Name of top registered holding company parent of declarant)
                      ----------------------------------

                                Philip S. Reese
                                   Treasurer
                                   Conectiv
                                (address above)

                  (Name and addresses of agents for service)
                      ----------------------------------
            The Commission also is requested to send copies of any
              communications in connection with this matter to:



John N. Estes III                                    Peter F. Clark
Judith A. Center                                     General Counsel
William C. Weeden                                    Randall V. Griffin
Skadden, Arps, Slate, Meagher & Flom LLP             Senior Counsel
1440 New York Avenue, NW                             Conectiv
Washington, D.C. 20005                               (address above)




                  In its order dated December 28, 2000 ("Order"), the Commission authorized Conectiv and its subsidiaries, Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company ("ACE," together with DPL and Conectiv, "Applicants") to engage in various transactions (collectively, the "Transaction") relating to the sale of interests in the Peach Bottom Atomic Power Station Units 2 and 3 ("Peach Bottom"). Conectiv et al., Holding Co. Act Release No. 27324 (Dec. 28, 2001). In the Order, the Commission authorized the Applicants to complete ACE's portion of the Transaction no later than the end of the second quarter of 2001. However, the Applicants were unable to complete that portion of the transaction by the date specified. They therefore respectfully request further authority to complete ACE's portion of the Transaction by no later than December 31, 2001.

                  There have been no material changes in the facts or representations set forth in the Form U-1 Application/Declaration on which the Order was based. The Applicants respectfully request the Commission to issue as soon as possible an order authorizing Applicants to complete ACE's portion of the transaction as requested in this post-effective amendment.

         Discussion of Rules 53 and 54

                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below, such rules are satisfied.

                  Conectiv meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated August 17, 2000, Holding Company Release No. 35-27213 (the "August 17 Order"), the Commission authorized Conectiv to invest up to $350 million ("EWG Project Limit") in EWGs. Conectiv has no investments in FUCOs and does not propose to make any investments in FUCOs. Conectiv is currently in compliance with the EWG Project Limit, in that its current aggregate investment in EWGs as of June 30, 2001 equals $156.3 million. Conectiv's EWG investments have not negatively impacted Conectiv's financial health. Conectiv's consolidated retained earnings grew from ($31.6) million on June 30, 2000 to $178.5 million on June 30, 2001.

                  Conectiv will inform the Commission of its investments in EWGs on an ongoing basis by filing with the Commission, as required by the August 17 Order, quarterly certificates containing extensive information specified in the August 17 Order concerning those investments. With respect to the other requirements of Rule 53:

         (i) Conectiv maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest. (A) For each United States EWG in which Conectiv directly or indirectly holds an interest:

                           (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

                           (2) the financial statements will be prepared in accordance with GAAP; and

                           (3)      Conectiv directly or through its
                                    subsidiaries undertakes to provide the
                                    Commission access to such books and
                                    records and financial statements as the
                                    Commission may request.

                  (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of Conectiv:

                           (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                           (2)      the financial statements for such
                                    subsidiary will be prepared in accordance with GAAP; and

                           (3)      Conectiv directly or through its
                                    subsidiaries undertakes to provide the
                                    Commission access to such books and
                                    records and financial statements, or
                                    copies thereof in English, as the
                                    Commission may request.

                  (C) For each FUCO or foreign EWG in which Conectiv owns 50% or less of the voting securities, Conectiv directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                           (1) such entity to maintain books and records in accordance with GAAP;

                           (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                           (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to Conectiv and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, Conectiv will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a)
                                    (2) (iii) (B) of Rule 53.

         (ii) No more than 2% of Conectiv's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which Conectiv directly or indirectly holds an interest.

         (iii) Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv holding company system. In addition, Conectiv will submit to each such commission copies of any amendments to any Form U-1 seeking approval of EWG or FUCO financing and any Rule 24 certificates required thereunder, as well as a copy of Item 9 of Conectiv's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization therein requested is granted).

         (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for a transaction requiring Commission approval for the issuance and sale of a security by Conectiv for purposes other than the acquisition of an EWG or FUCO or other transactions by Conectiv or its subsidiaries other than with respect to EWGs or FUCOs.

                  (A) Neither Conectiv nor any subsidiary of Conectiv having a book value exceeding 10% of Conectiv's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                  (B) Conectiv's average consolidated retained earnings for the four most recent quarterly periods ($79.3 million) represented an increase of $52.5 million (or 196%) in the average consolidated retained earnings from the previous four quarterly periods ($26.8 million).

                  (C) Conectiv did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 2000 in excess of 5% of Conectiv's December 31, 2000 consolidated retained earnings.

As described above, Conectiv meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the August 17 Order that Conectiv's financing of investments in EWGs in an amount up to the EWG Project Limit would not have either of the adverse effects set forth in Rule 53(c). As noted above, Conectiv has no investments in FUCOs and has no plans to make any such investments.

                  The August 17 Order was predicated, in part, upon the assessment of Conectiv's overall financial condition which took into account, among other factors, Conectiv's consolidated capitalization ratio and the recent growth trend in Conectiv's retained earnings. As noted in the August 17 Order, at December 31, 1999, Conectiv's common equity as a percentage of total capitalization ("Common Equity Ratio") was 26.3% due to certain restructuring charges. As also noted in the August 17 Order, Conectiv expects that the sale of certain generating assets, including the Peach Bottom assets, and the use of the proceeds therefrom to retire outstanding debt and preferred equity, will return its common Equity Ratio to above 30%. Applicants also noted in connection with the August 17 Order that ACE's Common Equity Ratio will fall from 37% at December 31, 1999 to 23% due to its issuance of transition bonds but that they estimate that ACE's Common Equity Ratio will return to a level higher than 30% by December 31, 2004 as this debt is amortized. Applicants also noted that DPL's Common Equity Ratio will fall from 36% at December 31, 1999 to approximately 26% as a result of an intrasystem transfer of certain assets, as mandated by state regulatory initiatives, but that planned sales of generation assets to non-affiliates, and the use of the proceeds therefrom to retire outstanding debt and preferred equity, will cause DPL's Common Equity Ratio to return to above 30%. Since the date of the August 17 Order there have been no adverse changes that would alter the premises underlying the August 17 Order.

                  Accordingly, since the date of the August 17 Order, the capitalization and earnings attributable to Conectiv's investments in EWGs have not had any adverse impact on Conectiv's financial integrity.



                                   SIGNATURE

                  Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application/Declaration to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  October 10, 2001

                                            Conectiv



                                            /s/ Philip S. Reese
                                            -----------------------------
                                            By:  /s/ Philip S. Reese
                                            Title:  Treasurer


                                            Delmarva Power & Light Company



                                            /s/ Philip S. Reese
                                            -----------------------------
                                            By:  /s/ Philip S. Reese
                                            Title:  Treasurer


                                            Atlantic City Electric Company



                                            /s/ Philip S. Reese
                                            -----------------------------
                                            By:  /s/ Philip S. Reese
                                            Title:  Treasurer